

DIVISION OF
CORPORATION FINANCE

December 1, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Ingrid Jackel, Chief Executive Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, California   91702

Re: Physicians Formula Holdings, Inc.
       Supplemental Letter dated November 3, 2008 relating to
       Annual Report on Form 10-K for the FYE December 31, 2007
       Filed on October 15, 2008
       File No. 1-33142

Dear Ms. Jackel:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

        If you have any further questions regarding our review of your filings, please
direct them to Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence,
contact me at (202) 551-3767.

                          Sincerely,

                          Jennifer R. Hardy
                          Branch Chief, Legal